EXHIBIT (a)(17)
Subject: Completion of Option Exchange Program
Pixelworkers,
The election period for the option exchange program expired on Friday, December 1, 2006 at 12:00 midnight, Pacific Standard Time. Pursuant to the exchange program, Pixelworks accepted for exchange options to purchase an aggregate of 1,739,817 shares of our common stock, representing approximately 40% of the shares subject to all options that were eligible for exchange as of that date. Subject to the terms and conditions of the exchange program, on December 4, 2006 the Board of Directors granted replacement option awards for an aggregate of approximately 434,980 shares in exchange for such tendered options. The strike price of these new option grants will be the price of our common stock on the NASDAQ Global Market as of the close of that market on December 4.
The replacement awards are subject to the terms of our 2006 Stock Incentive Plan and an award agreement between you and Pixelworks. Beginning shortly and continuing over the next few weeks, we will be providing you with information about your new award. This will include your new award agreement, which you will need to sign in accordance with the instructions that will be provided.
This has been a long and involved process and I want to publicly thank those people who worked so diligently to make it happen. On behalf of the management team and the shareholders I am pleased we have been able to provide this new benefit to those Pixelworkers who chose to participate.
If you have any further questions, please send them by email to pixelworksoep@pixelworks.com.
Mike Yonker